

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 22, 2022

Andross Chan
Chief Executive Officer
Graphex Group Ltd
11/F COFCO Tower
262 Gloucester Road
Causeway Bay, Hong Kong

> **Re: Graphex Group Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed June 8, 2022**
> **File No. 333-263330**

Dear Mr. Chan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2022 letter.

Form F-1/A filed June 8, 2022

Prospectus Summary, page 1

1.   You state that references to the "PRC" or "China" refer to the "People's Republic of China, excluding for the purposes of this prospectus only, Taiwan, Hong Kong and Macau." Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.

<u>Exhibit 23.1, page 100</u>

2.   Please obtain and file a revised auditor's consent that reflects the current amendment number and the appropriate audit report date.

<u>Exhibits</u>

3.   Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibit 10.4 is not in text-searchable format.

    You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing